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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*


                          General Binding Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   369154109
                        ------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (10-88)

                                 SCHEDULE 13G
-----------------------                                  ---------------------
  CUSIP No. 369154109                                     Page 2 of 5 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ARIEL CAPITAL MANAGEMENT, INC.             John W. Rogers, Jr.
          IRS ID # 36-3219058                        SSN # ###-##-####

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
          Not Applicable
                                                                   (b) [_]

------------------------------------------------------------------------------
 3     SEC USE ONLY


------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois Corporation

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
                           Ariel - 2,661,836                    Rogers - 0
     NUMBER OF
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER
     OWNED BY              Ariel - 0                            Rogers - 0
       EACH
    REPORTING      -----------------------------------------------------------
      PERSON         7    SOLE DISPOSITIVE POWER
       WITH                Ariel - 2,702,436                    Rogers - 0

                   -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                           Ariel - 0                            Rogers - 0

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Ariel - 2,702,436                    Rogers - 0


------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   Not Applicable
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           Ariel - 2,702,436/13,338,248=20.26%  Rogers - 0%

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
                           Ariel - IA                           Rogers - HC

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
      * This report is being made on behalf of John W. Rogers, Jr., President and principal shareholder of Ariel Capital Management, Inc., who may be deemed to have beneficial ownership of the securities of the issuer. Mr. Rogers disclaims beneficial ownership of shares held by Ariel Capital Management, Inc.

                                                             Date: 7/31/99
                                                                   -----------
                                                                   Page 3 of 5



Item 1(a)      Name of Issuer:

               General Binding Corporation
               -------------------------------------------------


Item 1(b)      Adress of Issuer's Principal Executive Offices:

               One GBC Plaza; Northbrook, IL 60062
               -------------------------------------------------


Item 2(a)      Name of Person Filing:

               Ariel Capital Management, Inc.
               ---------------------------------------


Item 2(b)      Address of Principal Business Office:

               307 North Michigan Avenue, Chicago, IL 60601
               -------------------------------------------------


Item 2(c)      Citizenship:

               an Illinois corporation
               ---------------------------------------


Item 2(d)      Title of Class of Securities:

               Common Stock
               ---------------------------------------


Item 2(e)      CUSIP Number:

                         369154109
               ---------------------------------------


Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4.        Ownership.

               (a)  Amount Beneficially Owned:

                      (See Page 2, No. 9)
                    ----------------------------------

                                                             Date: 7/31/99
                                                                   -----------
                                                                   Page 4 of 5



          (b)  Percent of Class:

                    (See Page 2, No. 11)
               -----------------------------------------


          (c)  Number of shares as to which each person has:
               (i)   sole power to vote or to direct the vote
                     (See Page 2, No. 5)
                     -------------------

               (ii)  shared power to vote or to direct the vote
                     (See Page 2, No. 6)
                     -------------------

               (iii) sole power to dispose or to direct the
                     disposition of (See Page 2, No. 7)
                                    -------------------

               (iv)  shared power to dispose or to direct the
                     disposition of (See Page 2, No. 8)
                                    -------------------

Item 5.   Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               All securities reported upon this Schedule are owned by investment advistory clients of Ariel Capital Management, Inc., no one of which to the knowledge of Ariel Capital Management, Inc. owns more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.
          ---------------

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.
          ---------------

                                                        Date:    7/31/99
                                                              --------------
                                                                Page 5 of 5


                                   SIGNATURE

     The undersigned hereby agree that this statement is being filed on behalf of each of them and hereby certify, after reasonable inquiry and to the best of their knowledge and belief, that the information set forth in this statement is true, complete and correct.

                                        ARIEL CAPITAL MANAGEMENT, INC.


                                        By: /s/ Eric T. McKissack
                                            -----------------------------------
                                                Eric T. McKissack
                                                Co-Chief Investment Officer and
                                                Senior Vice President



                                        JOHN W. ROGERS, JR.*
                                        --------------------
                                        JOHN W. ROGERS, JR.

                                       *By: /s/ Eric T. McKissack
                                            -----------------------------------
                                                Eric T. McKissack



DATED: August 8, 1999
       --------------

     * Eric T. McKissack signs this document on behalf of John W. Rogers, Jr. pursuant to the power of attorney attached as Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on or about January 10, 1994, on behalf of Ariel Capital Management, Inc. and John W. Rogers, Jr. with respect to Oshkosh B'Gosh, Incorporated, which said power of attorney is hereby incorporated by reference.